Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On April 13, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”) sent the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	April 13, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	I saw that NRG filed a “preliminary proxy statement.” What was that and what does it mean? On April 2, we filed our preliminary proxy statement with the Securities and Exchange Commission (SEC). NRG is required to file this document in anticipation of this year’s Annual Meeting of Stockholders to allow for SEC review before filing what’s called a definitive proxy statement. We mail the definitive proxy statement to our stockholders, along with a proxy card, to allow stockholders to cast their votes with respect to matters at our Annual Meeting.

This year’s proxy statement is different from previous years given the current situation with Exelon. As you may remember, Exelon filed its own preliminary proxy on March 17. Exelon’s preliminary proxy included its board expansion proposal and its previously announced nominees for our Board of Directors. We believe it is Exelon’s intention to seat the maximum number of directors on our Board without actually having a majority. Exelon wants to accomplish this goal by expanding our Board to 19 directors with five new directors they have nominated, while at the same time seeking to replace four of our existing directors up for re-election at our 2009 Annual Meeting.

On March 26, we called on Exelon to withdraw its proposal to expand the size of our Board. If NRG’s stockholders were to approve Exelon’s proposal to expand our Board—and all of Exelon’s nominees were elected—under the current circumstances, Exelon’s nominees would hold 50% of the directors on the expanded Board. Such an outcome could trigger an acceleration of our approximately $8 billion of outstanding debt, resulting in serious negative consequences for NRG and our stockholders. If you’re a stockholder, we encourage you to read our recent letter to you regarding our preliminary proxy statement.

2.	If I’m a stockholder, when will I get proxy information in the mail?

If, as of the “record date” you have vested shares of NRG, or own shares outright, you can expect to receive mailings from both NRG and Exelon shortly after our respective proxy statements become definitive. The “record date,” which has not yet been set, is the date established to determine the stockholders entitled to vote at this year’s Annual Meeting.

Some mailings from NRG and Exelon will contain a voting card. NRG’s cards will be WHITE and Exelon’s will be blue. We’ll continue providing more details about the proxy contest and mailings as they become available, and you can refer to our proxy statement for more details.
3.	What if I’m a stockholder and I have questions or need help voting my shares. Who do I contact?

If you have any questions or need any help voting your shares, you can contact MacKenzie Partners, Inc., which is assisting us in this matter, at 800.322.2885. Your vote is important, regardless of how many or how few shares you own.
4.	How do I vote? Do I need to show up at NRG’s Annual Meeting?

There are several ways to vote. You can vote by mail by signing, dating and sending the proxy card in the envelope that comes with the package. Our Board and management encourage stockholders to sign, date and send in NRG’s WHITE proxy card in the package you receive in the mail.

You can also vote by telephone, internet, or in person at the Annual Meeting. Details for all of these voting options will be provided in our definitive proxy statement. If you vote by mail, telephone or on the internet, you don’t need to attend the 2009 Annual Meeting to vote again unless you wish to revoke your proxy and change your vote.
5.	Has NRG scheduled its Annual Meeting yet?

The NRG Board of Directors has not yet scheduled a date for the 2009 Annual Meeting. However, we will update you once the Board decides on a date.
6.	Exelon’s current offer for NRG is above NRG’s current stock price. Does that mean this is a good deal for NRG stockholders?

No. Over time, the market does a pretty good job assessing the true economic value of companies which are traded on the exchange. However, there have been many periods and many situations in which dislocation occurs between market prices and true economic value. Perhaps the most prolonged and widespread dislocation is occurring right now as a result of the systemic crisis of confidence triggered by the subprime mortgage problem.

We believe Exelon took advantage of this dislocation, looking for safety above all else, to launch its lowball bid for us at a time when smaller and lower credit-rated stocks, like ours, were being punished by the market more than bigger companies. The ironic aspect of this, of course, is that just because Exelon is big and investment grade, the economic crisis has demonstrated that big is not necessarily safe—and investment grade, when it becomes sub-investment grade, can lead to a host of value-destructive consequences.

Moreover, Exelon is offering to acquire NRG by means of an exchange offer at a “fixed ratio.” Since making its initial offer in October, Exelon’s stock price has decreased more than 12%, thereby lowering the proposed value of the premium it was offering by 47% (as of April 9). That’s an important point and we can’t emphasize it enough: Exelon’s current offer provides no price certainty whatsoever, since the value stockholders receive for their investment in NRG will fluctuate with Exelon’s stock price. Our Board and management believe that given Exelon’s recent public statements they currently have no intention of offering a sufficient price for NRG.
7.	Exelon recently said that this bid may extend into 2010 and also mentioned NRG’s Texas assets?

Yes. At a conference in Houston on April 3, Exelon indicated that it covets NRG’s assets in Texas. We do not disagree with their comments on this point. We recognize the value of all of our assets, including those in Texas, and we continue to believe that Exelon underestimates that value.

Exelon’s reference to the prospect of its unsolicited bid for NRG extending into 2010 is in contrast to comments made a month ago when Exelon said it will give up its pursuit of NRG if it does not reach a deal by way of the proxy contest, stating: “Either we get in, in the proxy, when the proxy adjusts the board, do the due diligence and we know that in the early summer, or we’re done.”

We have said all along this can be a very long process: Exelon’s bid for NRG faces numerous conditions, including approval from our Board and Exelon’s Board, reluctance of state and federal regulators to act on Exelon’s applications for approval while the transaction remains hostile, concerns regarding the impact of an NRG/Exelon combination on consumers, market concentration and power supply in key states. We’ve said all along that this process is subject to a number of potential outcomes and, at a minimum, could take up to one year.

     If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
     Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on April 2, 2009 in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL

MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
     In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
     Investors and stockholders will be able to obtain free copies of NRG’s preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
     NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on April 2, 2008.
     Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
     The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.